GenesisAI Corporation

201 SE 2nd Ave.

Miami, Florida 33131

July 6, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC. 20549

Attn:	Priscilla Dao
Jan Woo

Re:	GenesisAI Corporation

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed June 30, 2022

File No. 024-11794

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) will not review the Post-Qualification Amendment No. 1 to the Offering Statement on Form 1-A (as amended, the “Offering Statement”) of GenesisAI Corporation (the “Company”). We therefore hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Friday, July 8, 2022.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Louis A. Bevilacqua via email at lou@bevilacquapllc.com.

Sincerely,

GenesisAI Corporation

By:	/s/ Archil Cheishvili
Archil Cheishvili
President and Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.